SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 4, 2016

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contents

In connection with a proposed private placement of debt securities, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) anticipates disclosing certain information that has not been previously publicly reported. This private placement is expected to be made under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, to the extent any private placement of securities follows, the securities will be sold only outside the United States to persons other than U.S. persons in reliance on Regulation S under the Securities Act. No assurance can be made that any private placement of securities will be completed. FEMSA has elected to provide this information in this report on Form 6-K in the attached Exhibit 99.1 for informational purposes only.

This report does not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer to sell or a solicitation of an offer to buy any security in any jurisdiction where such an offer to sell or solicitation of an offer to buy would be unlawful.

Exhibit No.	Description
99.1.	Certain information with respect to FEMSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Miguel Eduardo Padilla Silva
Miguel Eduardo Padilla Silva
Chief Financial and Corporate Officer

Date: March 4, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Certain information with respect to FEMSA.